EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	April 2,	March 27,
	2006	2005
Earnings
Earnings before income taxes and minority interests	$228	$135
Add:
Fixed charges	36	36
Amortization of capitalized interest	1	1
Distributed income of equity investees	17	7
Less:
Equity in earnings of investees	(26)	(28)
Capitalized interest	(1)	-
Earnings before fixed charges	$255	$151

Fixed charges
Interest expense	$27	$28
Capitalized interest	1	-
Interest portion of rental expense(1)	8	8
Total fixed charges	$36	$36

Ratio of earnings to fixed charges	7.1	4.2

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.